Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Christine Torney

 Lynn Dicker

 Laura Crotty

 Suzanne Hayes

Re:    Maravai LifeSciences Holdings, Inc.

Registration Statement on Form S-1, as amended (File No. 333-249733)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Maravai LifeSciences Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on November 18, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated November 13, 2020:

(i)	Dates of distribution: November 13, 2020 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 14
(iii)	Number of preliminary prospectuses furnished to investors: approximately 5,333

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 45

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC JEFFERIES LLC GOLDMAN SACHS & Co. LLC As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Executive Director

JEFFERIES LLC

By:	/s/ Réal Leclerc
Name: Réal Leclerc
Title: Managing Director

GOLDMAN SACHS & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]